SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14D-101)
Solicitation/ Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 5)

VISTACARE, INC.
(Name of Subject Company)
VISTACARE, INC.
(Name of Persons Filing Statement)
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
92839Y109
(CUSIP Number of Common Stock)
W. Bradley Bickham
Odyssey HealthCare, Inc.
717 North Harwood, Suite 1500
Dallas, Texas 75201
(214) 922-9711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With a copy to:
Frank Placenti, Esq.
Squire, Sanders & Dempsey, L.L.P.
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The purpose of this Amendment No. 5 is to amend and supplement the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) initially filed by VistaCare, Inc., a Delaware corporation (the “Company”) on January 30, 2008, as amended by Amendment No. 1 filed on February 5, 2008, Amendment No. 2 filed on February 8, 2008, Amendment No. 3 filed on February 8, 2008 and Amendment No. 4 filed on February 28, 2008, relating to the tender offer commenced by Odyssey HealthCare, Inc., a Delaware corporation (“Odyssey”) through its wholly-owned subsidiary, Odyssey HealthCare Holding Company, a Delaware corporation (“Parent”) and OHC Investment, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Parent, to purchase all of the Company’s outstanding shares of class A common stock, par value $0.01 per share (the “Shares”) at a price of $8.60 per Share, net to the seller thereof in cash, without interest thereon, less any applicable withholding tax, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal, which were filed as Exhibits in the Schedule TO filed by Odyssey with the SEC on January 30, 2008. Capitalized terms used but not otherwise defined shall have the meaning ascribed to them in the Schedule 14D-9.
     Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged.
ITEM 8. ADDITIONAL INFORMATION.
     Item 8 is hereby amended and supplemented as follows:
     At 5:00 p.m., New York City time, on March 4, 2008, the subsequent offering period expired. The depositary for the offer has advised that, as of the expiration of the subsequent offering period, a total of approximately 1,746,057 Shares were validly tendered during the subsequent offering period. All Shares that were validly tendered during the subsequent offering period have been accepted for purchase. A total of approximately 15,945,818 Shares have been validly tendered to and accepted by Purchaser during the Offer and subsequent offering period, which represent approximately 94 percent of the Shares.
     Odyssey and its affiliates now own a sufficient number of Shares to permit Odyssey to effect a “short-form merger” under the DGCL. Odyssey intends to complete the Merger as soon as practicable. In the Merger, Odyssey will indirectly acquire all remaining outstanding Shares for cash of $8.60 per Share. The Company’s stockholders who continue to hold their Shares at the time of the Merger and who satisfy certain other requirements under the DGCL will have appraisal rights in connection with the Merger. Following the Merger, the Company will immediately become an indirect wholly-owned subsidiary of Odyssey, and the Shares will no longer be listed on NASDAQ.
ITEM 9. EXHIBITS
     Item 9 is hereby amended and supplemented by adding the following exhibit thereto:

EXHIBIT

(a)(11)	Press Release of Odyssey HealthCare, Inc., dated March 5, 2008, announcing completion of the tender offer for VistaCare, Inc.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISTACARE, INC.
By:	/s/ R. Dirk Allison
	Name:	R. Dirk Allison
	Title:	Senior Vice President and Chief Financial Officer